

Mail Stop 3720

October 31, 2008

Mr. Rong Yu
Chief Financial Officer
China Grentech Corporation Limited
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People's Republic of China

>   **Re: China Grentech Corporation Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2007**
>   **Filed July 15, 2008**
>   **File No. 0-51839**

Dear Mr. Yu:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time.

>   Sincerely,

>   /s/Larry Spirgel
>   Assistant Director